NICE SYSTEMS LTD.

8 Hapnina Street

Ra’anana 43107, Israel

972-9-775-3030

VIA EDGAR AND VIA FEDEX

Mr. Stephen Krikorian

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

January 29, 2007

Re:	NICE Systems Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2005

File No. 000-27466

Dear Mr. Krikorian:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (“the Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated December 4, 2006 regarding the Annual Report on Form 20-F of NICE Systems Ltd. (the “Company” or “we”), filed on May 17, 2006 (“Form 20-F”).

For reference purposes, the text of your letter dated December 4, 2006 has been reproduced herein with the Company’s response below each numbered comment. All capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the filings noted above. Please note that revised disclosure is underlined.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects

Comparison of Years Ended December 31, 2004 and 2005

1.

Your disclosure, in part, indicates that your increase in revenue “was due primarily to the inclusion of the results of Dictaphone CRS.” Tell us your consideration of quantifying the extent to which increase in revenue was impacted by the acquisition of Dictaphone CRS. In addition, tell us your consideration for quantifying the extent to which such increases were attributable to increases in prices or volume of products or services sold. We refer to your Item 5.A.1 of Form 20-F. To the extent necessary, please revise your disclosure in future filings to fully comply with this guidance.

The Staff comment is fully noted and the Company will conform to the requirements of Item 5.A.1 of the Form 20-F in future filings by quantifying the extent to which increase in

Mr. Stephen Krikorian

January 29, 2007

revenue is impacted by an acquisition. In response to the Staff comment regarding the quantification of the extent to which the increase in 2005 revenues was impacted by the acquisition of Dictaphone CRS, the Company will revise the disclosure of the prior period in the “Result of Operations” section of its Annual Report on Form 20-F for the fiscal year ending December 31, 2006 in the following manner with respect to service revenues analysis between 2004 and 2005:

“Approximately 50% of the increase in service revenues was due to an increase in our installed customer base resulting from new product sales, higher installation and training revenues relating mainly to the increase in product sales to the enterprise market. The remaining increase was attributed to the first time inclusion of the Dictaphone CRS service revenue beginning on June 1, 2005. The increase attributable to the acquisition of Dictaphone CRS resulted from the increase in volume of services sold. Service revenues represented 33.7% of total revenues, as compared to approximately 27.7% in 2004. Although we typically generate lower profit margins on services than on products, our strategy is to continue to grow our global services business, which we believe increases the competitiveness of our product offerings. As a result, we expect services to represent a growing portion of total revenues in the future.”

“Revenues in 2005 in the Americas, which include the United States, Canada and Central and South America, rose 34.3% to $163.3 million, as compared to $121.6 million in 2004. Approximately 45% of the increase was attributable to the inclusion of the Dictaphone CRS revenues beginning on June 1, 2005. The remaining increase was attributed to higher post-contract service and maintenance revenue. Sales to Europe, Middle East and Africa (EMEA) rose 6.5% to $99.3 million in 2005, as compared to $93.2 million in 2004. The increase was due mainly to higher sales to the security market and higher services and maintenance revenues primarily related to the enterprise market. Sales to Asia-Pacific (APAC) increased 28.3% to $48.5 million in 2005, as compared to $37.8 million in 2004, due mainly to higher sales to the enterprise market.”

2.

We note that you have discussed the factors impacting changes in the operating results of gross profit and several of your financial statement cost captions (e.g. cost of revenues, research and development, etc.) without providing a full analysis explaining the underlying reasons or implications for the change. Your discussion should not only identify a change in a financial statement caption, but should also analyze the reasons underlying the change when material and determinable. We refer you to Section III.B.4 of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operation. To the extent necessary, please revise your disclosure in future filings to fully comply with this guidance.

The Company respectfully submits that, in future filings with the Commission, it will focus, where possible, on analysis explaining the underlying reasons or implications for change when applicable in accordance with Section III.B.4 of SEC Release 33-8350. The Company further

Mr. Stephen Krikorian

January 29, 2007

submits that, in order to improve disclosure in its future filings with the Commission, it will also revise its discussion of prior periods (for every line item to the extent required) in the “Results of Operations” section of its Annual Report on Form 20-F for the fiscal year ending December 31, 2006 in accordance with the Staff’s comment. As an example of the proposed revision, the Company will revise the analysis of research and development expenses between the years 2004 and 2005 in the following manner:

“Research and Development, Net. Research and development expenses, before capitalization of software development costs and government grants, increased to $33.4 million in 2005, as compared to $27.5 million in 2004 (increase of 21%) and represented 10.7% and 10.9% of revenues in 2005 and 2004, respectively. The increase in these expenses was due mainly to an increase in research and development labor costs (Research and development headcount increased by 22% during 2005). Approximately one third of the increase in the research and development costs was due to the inclusion of Dictaphone CRS beginning on June 1, 2005. The increase in the research and development activity is essential to support the Company’s growth strategy and to enable the Company to maintain its technological and business leadership in the industry.”

Liquidity and Capital Resources, page 57

3.

Your liquidity discussion appears to be a mere recitation of changes and other information evident from the financial statements. Your liquidity discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flow and the indicative value of cash. We refer you to Section IV.B of SEC Release 33-8350. To the extent necessary, please revise your disclosure in future filings to fully comply with this guidance.

The Company respectfully submits that, in future filings with the Commission, it will focus, where possible, on the primary drivers of and other material factors necessary to an understanding of the Company’s cash flow and the indicative value of cash in accordance with Section IV.B of SEC Release 33-8350.

The Company further submits that, in order to improve disclosure in its future filings with the Commission, it will also revise its discussion of prior periods in the “Liquidity and Capital Resources” section of its Annual Report on Form 20-F for the fiscal year ending December 31, 2006 in accordance with the Staff’s comment. As an example to the proposed revision, the Company will revise the analysis of “Cash Flow Provided by Operating Activities” in the following manner:

“Cash provided by operating activities of continuing operations was $65.7 million and $44.3 million in 2005 and 2004, respectively, compared with $36.9 million in 2003. The improvement in 2005 was primarily attributable to increase (of $15.3 million) in net operating income adjusted for non cash activity mainly of depreciation and amortization

Mr. Stephen Krikorian

January 29, 2007

($13.2 million), plus increase in accrued expenses and other liabilities ($27.3 million) of which approximately one third relates to increase in deferred revenue and an additional one third relates to Employees and payroll accruals. These were offset by increases in trade receivable ($11.5 millions). The increase in trade receivable is attributable to the increase in sales.”

Notes to the Consolidated Financial Statements

Note 1:-	General

b.	Acquisitions:

1.	Acquisition of Dictaphone’s Communications Recording Systems (“CRS”):

4.

Please tell us your consideration of disclosing the primary reasons for the transaction, including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. We refer you to the disclosure requirements of paragraph 51.b of SFAS 141.

The Staff comment is fully noted and the Company wishes to refer the Staff to the Company’s financial statements of December 31, 2005 Note 1.b.1 in which the Company described the reasons for the acquisition. The Company in its filing of the financial statements of December 31, 2006 will revise the Note in the following manner:

“As a result of the acquisition of CRS, the Company is expected to expand its customer base, presence in the U.S and Europe and its network of distributors and partners. Additionally, the Company is expected to broaden its product offerings and global professional services team.”

The Company will enhance its disclosures in future filings in order to fully comply with the provisions of paragraph 51.b of SFAS 141 by adding the factors that contributed to recognition of goodwill. The following sentence will be added:

“The factors that contributed to the purchase price that resulted in recognition of goodwill included: synergies, the benefits of increased market share, strategic positioning value and time-to-market benefits. In addition, by purchasing CRS, the Company strategically expanded its market share both in geographical and vertical markets.”

5.

We note you had a preexisting relationship with Dictaphone from your disclosure on page 95. We note you granted Dictaphone a royalty free perpetual license to certain of your respective patents (and you were granted rights to certain of their respective patents). Tell us how your settlement of this preexisting relationship and accounting for the acquisition of these rights complies with EITF 04-1. In addition, tell us your consideration of proving the disclosure required by paragraph 8 of EITF 04-1.

Mr. Stephen Krikorian

January 29, 2007

In response to the Staff’s comment, the acquisition of Dictaphone CRS resulted in a settlement of a preexisting relationship between the two parties. The preexisting relationships are related to a cross-licensing arrangement (between Dictaphone and the Company) over certain patents. The licensing agreement was concluded in connection with a lawsuit settlement agreement that was reached in December 2003. The grant of license in connection with the settlement agreement was for the purpose of avoiding any future counterclaims between the two parties (which is also a common practice in patent infringement lawsuit settlements); the Company wishes to provide the Staff with the following terms associated with the rights granted by the Company at the time of the settlement in 2003:

Limitations and restrictions on rights granted:

•	Sale or Sublicensing - The licensing agreement limited the use of the patents by Dictaphone so that no sublicense, transfer or sale of the patents was permitted to competitors.

•

Transferability - The licensing agreement limited the transferability of the patents such that no party was allowed to assign or transfer the patents without the written consent of the other party. The Company would not consent to transfer its patents to any of its competitors (for example, the Company would object to transfer of the patents if CRS was purchased by any competitor of the Company).

•	Enforceability - The Company did not grant Dictaphone the right to initiate any lawsuit against any party in respect of the patents licensed by the Company.

Furthermore, the Company wishes to clarify to the Staff that the purpose of the cross-licensing arrangement was to maintain the status quo and not to provide any significant rights or any value to the other party. This is evident in the settlement agreement which notes that it was understood that Dictaphone and the Company were not required to undertake any activity nor transfer any intellectual property of any kind to the other party for the furtherance of the license grant. In addition, Dictaphone had its own patents on which its technology was based. Dictaphone did not develop any technology by the rights granted by the Company and, because of the restrictions over the transferability of these rights, the Company would not consent to any other competitor’s use of such rights to the extent that Dictaphone CRS was acquired by a competitor of the Company. Based on the above, the Company assessed both the value of the right granted and obtained to have equivalent and insignificant values, and therefore no amounts were recorded under EITF 04-01.

In response to the Staff’s comment on the required disclosure, the Company in the 2006 financial statements will supplement the acquisition Note regarding the acquisition of Dictaphone CRS in the following manner:

Mr. Stephen Krikorian

January 29, 2007

“In connection with Dictaphone’s patent infringement claim against the Company (filed in June 2000), the Company reached a settlement agreement with Dictaphone (in December 2003) and agreed to dismiss all claims and counterclaims. In connection with the settlement agreement, each of the companies granted the other a perpetual license to certain of their respective patents including the disputed patents. Because the rights were restrictive in terms of transferability, enforceability and the right to sublicense by the grantee, the Company determined that the rights obtained and granted were of equivalent and insignificant value and, therefore, no separate amounts were recorded in the business combination in accordance with EITF 04-01.”

m.	Revenue Recognition, page F-18

6.

Your disclosure indicates you establish VSOE of maintenance based on the “renewal percentage”. Please clarify how your policy for establishing VSOE of fair value of maintenance services complies with paragraph 10 or 57 of SOP 97-2. As part of your response, clarify whether your arrangements separately reference the renewal percentage the customer will be required to pay to renew the maintenance services (i.e. provide a separate renewal percentage from the year-one rate).

In response to the Staff’s comment, the Company wishes to clarify to the Staff that the Company’s arrangements separately reference the renewal price that the customer is required to pay to renew the maintenance services. The renewal price is determined based on a fixed percentage of the respective product fee.

The Company’s policy for establishing VSOE of fair value of maintenance services is through the performance of a VSOE compliance test which is an analysis of PCS renewal activity for the installed base of the Company. The renewal prices are compared to the respective price list. The Company determined that a substantial majority (over 80%) of its renewals are priced within a narrow range of plus or minus 15% of the list price (which is stratified by various products and level of PCS services). The Company believes that the above mentioned policy complies with paragraphs 10 and 57 of SOP 97-2. The Company also considered the guidance in AICPA Technical Practice Aid 5100.55, Fair Value of PCS With a Consistent Renewal Percentage (But Varying Renewal Dollar Amounts) and Software Revenue Recognition, which supports the acceptability of variation in the dollar amount of pricing but only when the post-contract support, or PCS, rate is expressed as a consistently applied percentage of the stipulated license fee.

Furthermore, the Company respectfully submits that in future filings it will improve the disclosure of its revenue recognition policy in the financial statements to clarify that the VSOE of fair value is determined based on the price charged when the element is sold separately, with such prices based on a consistent renewal rate.

Mr. Stephen Krikorian

January 29, 2007

7.

Please clarify whether you have established VSOE of fair value for your professional services element in your arrangements and if so, how your policy complies with paragraph 10 of SOP 97-2. In addition, please tell us your consideration of disclosing your policy pursuant to SAB TOPIC 13.B, which requires you to clearly state the accounting policy for each unit of accounting as well as how units of accounting are determined and valued.

In response to the Staff comment, the Company wishes to clarify that VSOE of fair value for the various services was established as follows:

Installation:

Installation services are qualified for separate accounting because these services are not considered essential to the functionality of the Company’s products. The installation services are offered and billed as a separate element of contract. The installation services can be provided by other vendors, these services do not carry a significant degree of risk and are not unique, and the Company has a history of successfully providing these services to the satisfaction of its customers. The Company’s products have value to the customer even if such installation services are not provided by the Company. The Company has a fixed rate for installation, based on daily rate, which is based on the Company’s price list. A substantial majority of the installation services are priced within a narrow range of plus or minus 15% of the fixed rate. The Company believes that such pricing constitutes substantive VSOE and reliable evidence of the fair value for this element.

Project management:

Project management services are offered to the Company’s customers to assist in implementation plan and coordination of implementation activities at the customer’s site. The project management services are offered and billed as a separate element of contract. The project management services are qualified for separate accounting because these services are not considered essential to the functionality of the Company’s products. The project management services can be provided by other vendors; these services do not carry any significant degree of risk and are not unique. These services are priced based on a fixed price (which is stratified by various products). A substantial majority of the project management services are priced within a narrow range of plus or minus 15% of a fixed price. Such pricing is in line with the Company’s consistent pricing method. The Company believes that such pricing constitutes substantive VSOE and reliable evidence of the fair value for this element.

Training:

Training is offered and billed as a separate element of contract. The training services are qualified for separate accounting because these services are not considered essential to the functionality of the Company’s products. Trainings are priced based on daily rates. Such pricing is in line with the Company’s consistent pricing method for such services when sold separately. A substantial majority of the training services are priced within a narrow range of plus or minus

Mr. Stephen Krikorian

January 29, 2007

15% of a fixed price. The Company believes that such pricing constitutes substantive VSOE and reliable evidence of the fair value for this element.

Disclosure:

Furthermore, the Company respectfully confirms that in future filings it will improve the disclosure of its revenue recognition policy in its financial statements so as to fully comply with Staff Accounting Bulletin Topic No. 13.B.

8.

We note your disclosure which indicates you recognize revenue for your sales to distributors, system integrators and strategic partners upon delivery (assuming all other revenue recognition criteria have been met). We further note your arrangements contain return rights. Tell us how your policy for accounting for these return rights complies with paragraph 30 of SOP 97-2 and paragraph 6 of SFAS 48. In addition, tell us whether your arrangements contain any rights for refunds or price protection.

The Staff comment is fully noted, and the Company wishes to clarify to the Staff that product returns are at an extremely low rate (less than 0.5%) relative to our revenues. The provision for product returns as of December 31, 2005 amounted to $1,150 thousands.

In recognizing revenues while right of return exists (either by contract or by practice) the Company considered all of the criteria of Paragraph 6 to SFAS No. 48. The Company believes that it meets all of the criteria because of the following:

•

The price of the Company’s products is fixed in accordance with a written arrangement between the Company and its distributors. The price is not contingent upon the price between the distributor and its end-user.

•

The Company’s distributors are obligated to pay the entire amount in accordance with the payment terms that appear in the arrangement and are not allowed to delay payment until sales to end-user occurs.

•	The buyers’ obligation to the Company would not be changed in the event of theft or physical destruction or damage of the product.

•

The distributors have economic substance apart from that provided by the seller. For each transaction, the Company performs ongoing evaluations of credit risks to its customers and ensures that its distributors have the wherewithal to pay for products absent resale to end users. Additionally, the arrangements with distributors do not explicitly or implicitly link payment obligations to sales to end users.

•	The Company does not undertake any obligation to bring about the resale to the end-users, either explicitly or implicitly.

Mr. Stephen Krikorian

January 29, 2007

•	The Company can reasonably estimate future returns based on past history due to the following reasons:

i.	The Company has internal controls that ensure the reliability and timeliness of the reporting of the appropriate historical information on which it bases its estimates.

ii.	The Company has a large volume of relatively homogenous transactions.

iii.

The Company maintains provision for returns based on past experience over eight rolling quarters. Returns in 2005 and 2004 were approximately 0.3% and 0.4% of total revenues (based on the 8 rolling quarters), respectively. Also, no trend of increase or decrease in the level of product returns was noted.

The Company also considers the following factors in accordance with Paragraph 30 of SOP 97-2 when it recognizes revenues from sales to distributors:

•

The Company has no business practice of subsequently providing resellers with concessions or return rights, or any other rights that are in addition to the initial terms of the arrangement. Payments from distributors are not contingent upon distributor’s success in distributing the Company’s products. These arrangements are subject to the Company payment term policy; no extended payment terms are granted to distributors.

•	The Company can reasonably estimate future returns of its products based on past history (elaborated discussion is mentioned in SFAS No. 48 discussion).

•	The Company arrangements do not contain any rights for refunds or price protection neither explicitly nor implicitly.

Note 17:-	Subsequent Events, page F-43

9.

We note you filed a definitive agreement to acquire IEX Corporation in April 2006 for approximately $ 200 million in cash. We further note from your Form 6-K filed on July 7, 2006 that this acquisition has been completed. Please tell us your consideration for providing the financial statements of IEX Corporation pursuant to Rule 3-05 of Regulation S-X and pro forma financial statements pursuant to Article 11 of Regulation S-X. In this respect, we note you filed a shelf registration statement (i.e. Form F-3) on October 14, 2005. We also note you filed a Form S-8 on May 22, 2006. For a continuous offering, updated financial statements as required by Rule 3-05 of Regulation S-X must be filed on a post-effective amendment to the registration statement during the term of the offering period. Please clarify whether the offering period for either one of these registration statements was effective at the time of the acquisition of IEX Corporation. If so, if the acquisition is considered significant, please file the financial statements of IEX Corporation pursuant to Rule 3-05 of Regulation S-X and pro forma financial statements pursuant to Article 11 of Regulation S-X. Please provide your significant analysis of the acquisition in accordance with Regulation S-X, Rule 3095(b).

Mr. Stephen Krikorian

January 29, 2007

In response to the Staff’s comment, the Company did file a registration statement on Form F-3 on October 14, 2005 (the “F-3 Registration Statement”) pursuant to which the Company completed an offering of its American Depositary Shares on December 8, 2005 (the “2005 Offering”). While the F-3 Registration Statement was effective when the Company completed its acquisition of IEX Corporation in July 2006 and remains effective currently, the Company has not used the F-3 Registration Statement for an offering since the 2005 Offering. In the event the Company plans to use the F-3 Registration Statement for an offering of its securities, the Company will file the financial statements required by Rule 3-05 of Regulation S-X for the acquisition of IEX Corporation. However, at this time, the Company does not intend to use the remaining $7,250,000 aggregate initial offering price of securities still available under the F-3 Registration Statement.

In addition, as you noted, the Company did file a registration statement on Form S-8 on May 22, 2006. The Company is not aware of a requirement to incorporate quarterly and significant subsidiary financial statements into a registration statement on Form S-8. Specifically, Item 9(2) of Form S-8 entitles a foreign private issuer to exclude the Regulation S-K Rule 512(a)(4) undertaking of filing post-effective amendments to include financial statements required by Item 8A of Form 20-F. Therefore, the Company has not filed updated financial statements as required by Rule 3-05 of Regulation S-X.

The Company has undertaken a significance analysis of the acquisition of IEX Corporation and has determined that such acquisition is considered significant. Pursuant to Rule 1-02(w) of Regulation S-X and Rule 3-05 of Regulation S-X, the equity of the Company and its subsidiaries in the income from continuing operations before taxes, extraordinary items and the cumulative effect of a change in the accounting principles of IEX Corporation exceeds 40 percent but is less than 50 percent of such income of the Company and its subsidiaries consolidated for the most recently completed fiscal year (i.e., year ended December 31, 2005). Please reference the table below for the relevant analysis. The Company expects to file the financial statements of IEX Corporation required by Rule 3-05 of Regulation S-X and the pro forma financial statements pursuant to Article 11 of Regulation S-X on a Form 6-K prior to completing any future offering of the Company’s securities.

Our significant analysis of the acquisition in accordance with Regulation S-X, Rule 3-05(b) is as follows:

Indicator	NICE	IEX	Percentage
Total Assets	$617,250,000	$18,647,000	3%
Income before taxes	$37,471,000	$16,703,000	44.6%
Investment in IEX	$200,000,000	N/A	32.4%

Mr. Stephen Krikorian

January 29, 2007

Forms 6-K filed on August 2, 2006 and November 1, 2006

10.	We note your use of non-GAAP financial measures in the Forms 6-K noted above. Please address the following comments with respect to your use of non-GAAP financial measures:

•

We believe the non-GAAP operating statement columnar format appearing in the Forms 6-K noted above may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure”. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

•

The Company supplementally advises the Staff that its objective in presenting non-GAAP financial measures in its earnings releases is to present the investment community with additional information that management considers in evaluating and operating the business internally, as management believes that such information is useful to investors’ understanding of the Company’s on-going operations and prospects. However, the Company acknowledges the Staff’s view that its presentation of a full “Non-GAAP Consolidated Statements of Income” could create an unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles, and the Company will revise its disclosure in future earnings releases to eliminate this table. In future earnings releases, the Company proposes to present its “Consolidated Statements of Income” on a GAAP basis, and then follow this table with a reconciliation of its GAAP net income to non-GAAP net income, and a reconciliation of its GAAP basic earnings per share and diluted earnings per share to non-GAAP basic earnings per share and diluted earnings per share, respectively.

•

We note you describe one of your non-GAAP financial measures as “pro forma” results. When you use non-GAAP measures, ensure that you refer to it using a title that is different than “pro forma”. Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation. Refer to Regulation S-K, Item 10(e)(ii)(E).

•

The Company supplementally advises the Staff that in future filings it will not describe the non-GAAP measures as “pro forma” results. Instead, the Company will use the title “non-GAAP” to describe its non-GAAP measures.

Mr. Stephen Krikorian

January 29, 2007

•	Please tell us your consideration of providing the disclosures required by the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

•

The Staff comment with respect to the required disclosure as details in the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8 is fully noted and the Company in its future earnings releases will supplement the 6-K with an introductory paragraph encompassing the required disclosures in the following manner:

o

“The non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, in-process research and development write-offs, legal settlements and stock-based compensation expenses, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules require us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.”

* * * * *

In connection with our response, the Company hereby acknowledges that:

Mr. Stephen Krikorian

January 29, 2007

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 972-9-775-3030 or Eran Porat at 972-9-775-3932.

We thank you in advance for your assistance.

Very truly yours,

/s/ Ran Oz
Ran Oz
Chief Financial Officer

cc: Christopher White